SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                31 December 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures: 1.  Transaction in Own Shares announcement released on 22 December
                2004

            2.  Transaction in Own Shares announcement released on 22 December
                2004

            3.  Transaction in Own Shares announcement released on 29 December
                2004

            4.  Transaction in Own Shares announcement released on 30 December
                2004

            5.  Transaction in Own Shares announcement released on 30 December
                2004

            6.  Transaction in Own Shares announcement released on 31 December
                2004

Enclosure No.1.



Wednesday 22 December 2004

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that today it transferred to participants in its employees share schemes 14,441 ordinary shares at a maximum price of 199.50 pence per share and a minimum price of 173.02 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 102,117,144 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,532,511,894.

                                  --: ends :--

Enclosure No.2


Wednesday 22 December 2004

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 1,000,000 ordinary shares at a price of 203.575 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 103,117,144 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,531,511,894.


                                  --: ends :--

Enclosure No.3

Wednesday 29 December 2004

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 1,000,000 ordinary shares at a price of 202.5997 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 104,117,144 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,530,511,894.

                                  --: ends :--

Enclosure No.4

Thursday 30 December 2004

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that yesterday it transferred to participants in its employees share schemes 3,212 ordinary shares at a maximum price of 173 pence per share and a minimum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 104,113,932 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,530,515,106.

                                  --: ends :--

Enclosure No.5

Thursday 30 December 2004

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 1,000,000 ordinary shares at a price of 202.8159 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 105,113,932 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,529,515,106.

                                  --: ends :--

Enclosure No.6.

Friday 31 December 2004

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 1,000,000 ordinary shares at a price of 202.625 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 106,113,932 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,528,515,106.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 31 December 2004